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                              August 13, 2020

       Kevin King
       Chief Executive Officer
       iRhythm Technologies, Inc.
       699 8th Street, Suite 600
       San Francisco, CA 94103

                                                        Re: iRhythm
Technologies, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 11,
2020
                                                            File No. 333-244399

       Dear Mr. King:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed August 11, 2020

       Choice of Forum, page 26

   1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the
exclusive forum for certain litigation, including any    derivative
                                                        action.    In addition,
we note your disclosure on page 26 that only claims brought
                                                        derivatively under the
Exchange Act would be subject to the forum selection clause. In that regard, we note
that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all
suits brought to enforce any duty or liability created by the Exchange
                                                        Act or the rules and
regulations thereunder. If this provision does not apply to actions arising under Exchange
Act, please revise your prospectus accordingly and also ensure that the exclusive
forum provision in the governing documents states this clearly, or tell us how you will inform
investors in future filings that the provision does not apply to any
 Kevin King
iRhythm Technologies, Inc.
August 13, 2020
Page 2
      actions arising under the Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jason L. Drory at 202-551-8342 or Celeste Murphy at 202-551-3257
with any questions.



                                                           Sincerely,
FirstName LastNameKevin King
                                                           Division of
Corporation Finance
Comapany NameiRhythm Technologies, Inc.
                                                           Office of Life
Sciences
August 13, 2020 Page 2
cc:       Jesse Schumaker, Esq.
FirstName LastName